UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-11178

Full title of the plan and the address of the plan, if different from that of the issuer named below:

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REVLON, INC.

237 Park Avenue
New York, N.Y. 10017
212-527-4000

REVLON EMPLOYEES’ SAVINGS, INVESTMENT
AND PROFIT SHARING PLAN
December 31, 2007 and 2006

INDEX

Page(s)
Report of Independent Registered Public Accounting Firms	1-2
Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-13
Supplemental Schedules: *
I Schedule H, line 4i – Schedule of Assets (Held at End of Year)	14-15
Signature Page	16

EXHIBITS	Description
23-1	Consent of Independent Registered Public Accounting Firm
23-2	Consent of Independent Registered Public Accounting Firm

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Revlon Employees’ Savings, Investment and Profit Sharing Plan:

We have audited the accompanying Statement of Net Assets Available for Benefits of the Revlon Employees’ Savings, Investment and Profit Sharing Plan (the ‘‘Plan’’) as of December 31, 2007 and the related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of Revlon Consumer Products Corporation, the Plan’s sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the change in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the Plan’s 2007 financial statements taken as a whole. The accompanying supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s sponsor. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the Plan’s 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the Plan’s 2007 financial statements taken as a whole.

/s/ KPMG, LLP
New York, New York
June 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Revlon Employees’ Savings, Investment and Profit Sharing Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Revlon Employees’ Savings, Investment and Profit Sharing Plan (the ‘‘Plan’’) as of December 31, 2006 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006. These financial statements are the responsibility of Revlon Consumer Products Corporation, the Plan’s sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mitchell & Titus, LLP
New York, New York
June 21, 2007

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2007 and 2006
(dollars in thousands)

	2007	2006
Investments, at fair value:
Equity securities	$1,271	$1,367
Mutual funds	106,299	102,881
Money market funds	—	27
Stable value fund (Note 4)	25,645	27,128
Loans to participants	2,601	2,959
Net investments, at fair value	135,816	134,362
Adjustment from fair value to contract value for fully benefit-responsive investment contracts in stable value fund	194	325
Net assets available for benefits	$136,010	$134,687

See Accompanying Notes to the Plan’s financial statements.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2007
(dollars in thousands)

2007
Additions to net assets attributable to:
Investment income (Note 3):
Dividends	$9,234
Interest	211
Net appreciation in fair value of investments	3,062
Total investment income	12,507
Contributions:
Employees	7,625
Employer matching	2,554
Total contributions	10,179
Total additions	22,686
Deductions from net assets attributable to:
Distributions and withdrawals	(21,336)
Loan fees	(27)
Total deductions	(21,363)
Increase in net assets available for benefits	1,323
Net assets available for benefits:
Beginning of year	134,687
End of year	$136,010

See Accompanying Notes to the Plan’s financial statements.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

NOTE 1.	Description of the Plan:

The following description of the Revlon Employees’ Savings, Investment and Profit Sharing Plan, as amended (the ‘‘Plan’’) is provided for general information purposes only. Participants should refer to the Plan document for a definitive and more complete description of the Plan’s provisions. The Plan’s provisions prevail in all cases.

(a)	General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (‘‘ERISA’’). The Plan is sponsored by Revlon Consumer Products Corporation, a Delaware corporation (hereafter, ‘‘Products Corporation’’ and together with its participating subsidiaries, the ‘‘Company’’). Effective January 1, 1997, a profit sharing component was added to the Plan, under which eligible employees could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a plan year are met.

(b)	Administration of the Plan

The Plan administrator is Products Corporation.

The Plan provides that Products Corporation’s Board of Directors appoints an Administrative Committee, which is responsible for directing the Plan’s administrative activities. An Investment Committee, also appointed by Products Corporation’s Board of Directors, oversees the investment and reinvestment of the assets in the Plan’s trust fund. The Investment Committee has appointed New England Pension Consultants, an independent registered financial advisor, as a financial advisor and a Plan fiduciary to advise the Plan’s Investment Committee regarding the selection of the funds available to participants under the Plan.

In 2007 and 2006, the Plan’s investment manager and record-keeper for the Plan’s assets was Fidelity Investments Institutional Operations Company, Inc. (‘‘Fidelity’’), and the Plan’s trustee was Fidelity Management Trust Company (‘‘Fidelity Trust’’).

(c)	Contributions

Eligible employees may participate in the Plan by contributing, through payroll deductions (on either a pre-tax or post-tax basis), up to 25% of their eligible compensation, subject to certain income ceiling limitations and subject to certain maximum contribution restrictions. Highly compensated employees (which for 2007 included employees with annual earnings of $100,000 or more earned in 2006) were restricted to a maximum contribution of 6% in 2007.

Effective January 1, 2002, Plan participants who will be age 50 or older at any time during the Plan year may make additional pre-tax contributions (of up to $5,000) only if they are contributing the maximum amount allowable under the Plan for the Plan year.

The Company’s matching contributions are equal to 50% of the employees’ contributions up to 6% of their eligible compensation (i.e., up to 3% in Company matching contributions). The Company’s matching contributions are made in cash and are invested as directed by each Plan participant.

The Company may make profit sharing contributions for profit sharing eligible employees. The amount of the Company’s profit sharing contributions (if any) to a participant’s account is a percentage of the participant’s eligible compensation, and such contributions are contingent upon the Company’s attainment of specific financial objectives for a Plan year. Profit sharing contributions, if any (there were none in 2007), are invested in accordance with each Plan participant’s instructions.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

The Company may make discretionary contributions (‘‘Discretionary Employer Contributions’’) to the Plan for a Plan year in any amount it deems desirable (including no contributions at all) to a nondiscriminatory group of participants, to be allocated in a nondiscriminatory manner. Discretionary Employer Contributions, if any (there were none in 2007), are invested in accordance with each Plan participant’s instructions, regardless of the form in which the contributions are made.

A Plan participant is permitted to redesignate all or a portion of his or her account balance in any fund available under the Plan to another fund available under the Plan in multiples of 1% at any time, provided that investments in the Revlon Common Stock Fund may not be purchased, sold or redesignated during certain restricted periods in accordance with Revlon, Inc.’s Confidentiality of Information and Securities Trading Policy, as in effect from time to time (the ‘‘Securities Trading Policy’’). Such restricted periods are equally applicable to all Plan participants, including all of the Company’s senior executives.

Employee contributions are timely deposited in a trust fund and invested in the investment funds referred to in Note 3, ‘‘Investments’’, in accordance with each Plan participant’s direction.

(d)	Eligibility

Company employees in eligible groups can participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Eligible employees classified as part-time, temporary, seasonal or certain other employees may elect to participate in the Plan immediately upon completing at least 1,000 hours of service in a consecutive twelve-month period and attainment of age 21.

The following categories of employees are not eligible to participate in the Plan: (i) union employees, unless their respective union’s collective bargaining agreement with Products Corporation (and any of its participating subsidiaries) specifically provides for participation in the Plan (ii) employees with the job title ‘‘direct pay beauty advisor,’’ (iii) employees with the job title ‘‘field merchandiser’’ (unless the employee was otherwise a participant in the Plan as of January 1, 1994), (iv) employees with the job title of ‘‘On-Call Distribution’’ or ‘‘On-Call Warehouse’’, (v) employees who are interns, (vi) independent contractors, (vii) leased employees and (viii) non-resident aliens.

To be eligible for a profit sharing contribution, an employee must be an eligible employee at the beginning of a Plan year and must (1) not participate in any other sales or management incentive program offered by the Company; (2) complete at least 1,000 hours of service during a Plan year; and (3) be actively employed by the Company on the last day of the Plan year for which such profit sharing contributions are made.

(e)	Loans to Plan Participants

A Plan participant may borrow up to 50% of his or her vested account balance. The minimum loan is $1,000 and the maximum is $50,000. Regardless of the amount borrowed, the amount of the Plan participant’s loan request will be reduced by his or her highest outstanding loan balance under the Plan in the preceding 12 months. Loan proceeds are taken pro-rata from a participant’s investment funds. Moreover, loans are made from before-tax savings, vested Company matching contributions and after-tax savings on a pro-rata basis. Any outstanding loans under the Plan reduce the amount available to a Plan participant for a new loan, as well as the amount that can be paid to the Plan participant when his or her employment terminates.

Normally, unless the first loan is currently in default, a Plan participant may have up to two loans outstanding at any time (provided that one of the loans is for the purchase of a principal residence). A Plan participant may not obtain more than one loan in any 12-month period. The interest rate for loans is determined by the plan committee. For the 2007 and 2006 Plan years, the plan committee set the interest rate for loans at a rate equal to the prime rate plus one percent as of the first business day

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

of the month in which the loan was made. The repayment period for these loans may be up to five years or as long as fifteen years if the loan was used to purchase a principal residence. Loans under the Plan, including interest, are repaid through payroll deductions except in the case where a participant goes on unpaid leave, in which case the participant remits repayment directly to Fidelity, and are credited to the individual participant’s Plan account according to his or her current investment elections, except in the case where a participant goes on unpaid leave, in which case the participant remits repayment directly to Fidelity. Administrative fees associated with a loan to a Plan participant under the Plan are charged directly to the Plan participant’s account.

(f)	Vesting

Plan participants are fully vested at all times with respect to their own contributions to the Plan and the earnings on such contributions. Plan participants are fully vested in the Company’s matching contributions, any Discretionary Employer Contributions and any profit sharing contributions after one year of service.

Regardless of years of service, participants become fully vested upon the earliest to occur of (a) reaching age 65, (b) termination of employment on account of disability (as defined in the Plan), (c) death while employed by the Company, or (d) termination of the Plan.

(g)	Forfeitures

Nonvested Company contributions that are forfeited after a Plan participant’s employment terminates are used to reduce future Company contributions under the Plan and to pay permissible expenses of Plan administration and as otherwise permitted under the Plan’s provisions. Forfeitures were $14,612 and $31,182 in 2007 and 2006, respectively. The Plan used $42,700 in forfeitures to reduce 2007 Company contributions under the Plan.

(h)	Distribution of Benefits

Upon termination of employment, a Plan participant is entitled to receive his or her employee contributions and vested Company contributions, subject to the vesting requirements of the Plan. The Plan permits the participant or the participant’s designated beneficiary to elect to have a distribution paid to the designated beneficiary after the participant’s death over a period of two to five years.

NOTE 2.    Summary of Significant Accounting Policies:

(a)	Basis of Presentation

The Plan’s accompanying financial statements have been prepared in compliance with the United States Department of Labor’s (the ‘‘DOL’’) Rules and Regulations for Reporting and Disclosure under ERISA and the accrual basis of accounting and present the net assets available for Plan benefits and changes in the Plan’s net assets.

(b)	Recent Accounting Pronouncement

In June 2006, the Financial Accounting Standards Board (the ‘‘FASB’’) issued Financial Interpretation Number 48, ‘‘Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109’’ (‘‘FIN 48’’). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, ‘‘Accounting for Income Taxes’’ and is effective for fiscal years beginning after December 15, 2007. As of December 31, 2007 the Plan had adopted FIN 48. The Plan’s adoption of FIN 48 did not impact the amounts reported on the financial statements of the Plan due to the fact that the Plan is qualified and tax-exempt.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, ‘‘Fair Value Measurements’’ (‘‘SFAS No. 157’’). This statement clarifies the definition of fair value of assets and liabilities, establishes a framework for measuring fair value of assets and liabilities and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In accordance with SFAS No. 157, the Company will adopt the provisions of SFAS No. 157 with respect to the Plan’s investments effective as of January 1, 2008. The Company expects that its adoption will not have a material impact on the Plan.

(c)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA and U.S. generally accepted accounting principles requires the Plan’s management to make certain estimates and assumptions that affect the reported amounts of the Plan’s assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Plan’s financial statements and the reported amounts of additions and deductions to the Plan’s net assets during the reporting period. Actual results could differ from those estimates.

(d)	Administrative Expenses

The Plan has reserved the right to charge participant accounts the cost of administering the Plan (excluding loan fees), although it did not do so during either 2007 as such expenses were paid by Products Corporation.

(e)	Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. In accordance with FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, ‘‘Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plan’’ (the ‘‘FSP’’), the Plan must present the fully benefit-responsive investment contracts in the stable value fund at fair value with an adjustment for contract value on the Statement of Net Assets Available for Benefits. Quoted market prices are used to value investments in equity securities. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end based on quoted prices.

Purchases and sales of securities are recorded on a trade-date basis (generally the date on which the security trade occurs). Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date (generally the date before which a stockholder must hold a security in order to be entitled to receive a dividend). Net appreciation in fair value of investments consists of realized gains and losses and unrealized appreciation or depreciation in investments. Realized gains and losses are calculated as the difference between the proceeds from sales and the related investment’s fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Unrealized appreciation or depreciation is calculated as the difference between the fair value of investments at the end of the Plan year and their fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Capital gain distributions from the Plan’s investments are included in dividend income.

(f)	Participant Loans

Participant loans are valued at cost, which approximates fair value.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

NOTE 3.	Investments:

As of December 31, 2007, the Plan’s investments consisted of: (1) twenty mutual funds, including nine mutual funds with various investment and income objectives and eleven ‘‘Freedom Funds’’ offered by Fidelity, each with an objective of balancing risk and seeking certain returns based upon the Plan participant’s targeted retirement date, (2) the Revlon Common Stock Fund, consisting solely of Revlon Common Stock and (3) the Fidelity Managed Income Portfolio II – Class 1, which invests in short-term bonds and other fixed income securities and may hold investments in guaranteed investment contracts.

For information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the respective fund’s prospectus.

Included in the Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006 are the following investments, each stated at fair value (except participant loans, which are valued at cost, which approximates fair value):

(dollars in thousands)	2007		2006
Equity Securities:
Revlon Common Stock Fund	$1,271		$1,316
Revlon Rights Fund(a)	—		51
Total Equity Securities	1,271		1,367
Mutual Funds:
Fidelity Growth Company Fund	24,476	*	21,435	*
Spartan US Equity Index Fund – Investor Class	2,492		2,374
Artisan Mid Cap Fund – Investor Class	10,505	*	9,685	*
MSIF, Inc. – Emerging Markets Portfolio – Class A	4,214		3,648
Dodge & Cox Stock Fund	24,664	*	27,664	*
Evergreen Small Cap Value Fund – Institutional Class	1,550		1,794
American Funds EuroPacific Growth Fund – Class R4	10,674	*	10,031	*
PIMCO Total Return Fund – Institutional Class	2,719		2,431
PIMCO High Yield Fund – Institutional Class	1,704		1,760
Fidelity Freedom Income Fund	33		5
Fidelity Freedom 2005 Fund	670		743
Fidelity Freedom 2010 Fund	2,057		2,086
Fidelity Freedom 2015 Fund	7,774	*	7,790	*
Fidelity Freedom 2020 Fund	4,745		4,662
Fidelity Freedom 2025 Fund	2,580		2,175
Fidelity Freedom 2030 Fund	2,734		2,121
Fidelity Freedom 2035 Fund	1,510		1,462
Fidelity Freedom 2040 Fund	1,091		1,015
Fidelity Freedom 2045 Fund	25		—
Fidelity Freedom 2050 Fund	82		—
Total Mutual Funds	106,299		102,881
Stable value fund:
Fidelity Managed Income Portfolio II – Class 1	25,645	*	27,128	*
Money Market Funds:
Fidelity Retirement Money Market Fund	—		27
Loans to participants	2,601		2,959
Total Investments	$135,816		$134,362

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

(a)	The Revlon Rights Fund at December 31, 2006 held subscription rights on behalf of Plan participants in connection with Revlon, Inc.’s $100 Million Rights Offering (as hereinafter defined), which was consummated in January 2007. (See Note 8, ‘‘Related Party Transactions’’).
*	These investments represent 5% or more of the Plan’s net assets available for benefits.

The following information represents the Plan’s investment earnings for the year ended December 31, 2007:

(dollars in thousands)
Net appreciation (depreciation) in fair value of investments:
Equity securities	$(118)
Mutual funds	3,180
Net appreciation in fair value of investments	3,062
Dividends and interest	9,234
Participant loan interest	211
Total investment income	$12,507

NOTE 4.	Stable Value Fund:

The Plan participants have invested in the Fidelity Managed Income Portfolio II – Class 1 fund (the ‘‘Managed Income Portfolio’’), which, at December 31, 2007, holds investments in synthetic guaranteed investment contracts (‘‘synthetic GICs’’), all of which are fully benefit-responsive. A fully benefit-responsive investment contract, as defined by the FSP, guarantees (i) repayment of principal and interest credited to Plan participants (at a crediting interest rate that will not be less than zero) and (ii) Plan participant-initiated transactions permitted under the terms of the Plan will occur at contract value. The Managed Income Portfolio is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs’ issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Plan participants’ investment in the Managed Income Portfolio is stated at fair value on the statements of net assets available for benefits as determined by the trustee. The fair value of the investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of the Managed Income Portfolio at December 31, 2007 and 2006 was $25,644,783 and $27,128,015, respectively.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract value of the Managed Income Portfolio at December 31, 2007 and 2006 was $25,839,213 and $27,453,282, respectively. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The presentation of certain amounts in the prior year financial statements has been adjusted to conform to the presentation of the FSP.

The average annual yield based on annualized earnings for the underlying investments was 4.69% and 4.67% for the years ended 2007 and 2006, respectively. The crediting interest rates based on the interest rates credited to participants for the underlying investments was 4.64% and 4.37% for the years ended 2007 and 2006, respectively. Crediting interest rates are generally reviewed on a quarterly basis for resetting. There is no relationship between future crediting interest rates and the adjustment to contract value reported in the statement of net assets available for benefits.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, may limit the Plan’s ability to transact at contract value with Fidelity. The Plan administrator does not believe the occurrence of such events, which would limit the Plan’s ability to transact at contract value with Plan participants, is probable. The synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

NOTE 5.	Risks and Uncertainties:

The Plan’s participants direct investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these investment securities will occur in the near term and that such changes could materially affect Plan participants’ account balances and the amounts reported in the Plan’s Statement of Net Assets Available for Benefits. For more detailed information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the respective fund’s prospectus.

NOTE 6.	Plan Termination:

Products Corporation has the right to amend or terminate the Plan at any time and has delegated authority to amend the Plan for certain changes required by law and non-material and ministerial amendments to the Administrative Committee. In the event that the Plan is terminated or all contributions under the Plan are completely discontinued, each Plan participant would become fully vested in any unvested portion of the funds allocated to that Plan participant’s account representing Company contributions.

NOTE 7.	Federal Income Tax Status:

Products Corporation intends the Plan to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), and, as such, Products Corporation intends the trust established under the Plan to be exempt from federal income taxes under the provisions of section 501(a) of the Code. The Internal Revenue Service has issued a favorable determination letter, dated January 8, 2002, with respect to the Plan. The letter generally addresses the qualification of the Plan, as amended through June 14, 2001, as a qualified plan under Sections 401(a) and 401(k) of the Code. In the opinion of Products Corporation in its capacity as Plan Administrator, the Plan continues to be qualified and exempt from federal income taxes. Therefore, the Plan’s financial statements include no provision for income taxes.

NOTE 8.	Related Party Transactions:

In 2007 and 2006, the Plan’s investment manager and record-keeper for the Plan’s assets was Fidelity, and the Plan’s trustee was Fidelity Trust. FMR, LLC, an affiliate of Fidelity, beneficially owns more than 5% of Revlon Common Stock (based solely on a Schedule 13G/A, dated and filed with the SEC on February 14, 2008 and reporting as of December 31, 2007). Fidelity Trust also acted as trustee for the Plan during 2007 and 2006, for which it was paid approximately $5,000 per year to administer the Plan. The fees for such services were based on standard rates charged by Fidelity Trust for similar administrative services performed for its clients and were paid entirely by Products Corporation. As set forth above in Note 3, ‘‘Investments’’, various Fidelity-sponsored investment funds are available as investment options for participants under the Plan.

In March 2006, Revlon, Inc. completed a $110 million rights offering (the ‘‘$110 Million Rights Offering’’) that it launched in February 2006, which allowed each stockholder of record of Revlon,

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Inc.’s Class A and Class B common stock, as of the close of business on February 13, 2006, including participants in the Plan, to purchase additional shares of Revlon Common Stock. As part of the $110 Million Rights Offering, all stockholders of record as of February 13, 2006 received, on a pro-rata basis and at no charge, transferable subscription rights to purchase additional shares of Revlon Common Stock. In respect of the $110 Million Rights Offering, application was made by Revlon, Inc. for a prohibited transaction exemption, which was granted by the DOL.

In December 2006, Revlon, Inc. launched a $100 million rights offering (the ‘‘$100 Million Rights Offering’’), which it completed in January 2007 and which allowed each stockholder of record of Revlon, Inc.’s Class A and Class B common stock as of the close of business on December 11, 2006, including participants in the Plan, to purchase additional shares of Revlon Common Stock. As part of the $100 Million Rights Offering, all stockholders of record as of December 11, 2006 received, on a pro-rata basis and at no charge, transferable subscription rights to purchase additional shares of Revlon Common Stock. The $100 Million Rights Offering had substantially the same terms and conditions as the $110 Million Rights Offering with respect to the Plan’s participation in such offering, and the DOL granted a prohibited transaction exemption similarly made by Revlon, Inc. to the DOL, effective as of December 18, 2006.

Revlon, Inc. paid Fidelity Trust approximately $125,000 in respect of each of the $110 Million and $100 Million Rights Offerings to provide routine administrative services and record-keeping to the Plan in connection with facilitating participation in each of the rights offerings by the Plan participants. The fees for such services were based on standard rates charged by Fidelity Trust for similar administrative services and were paid entirely by Revlon, Inc. The Plan did not pay any portion of these fees.

As of December 31, 2007, the Plan held investments of $1,271,930, or 1,077,059 shares, of Revlon Common Stock (based on the NYSE closing price of $1.18 per share on December 31, 2007), which at that date was approximately 1% of the Plan’s total assets.

NOTE 9.	Reconciliation of Financial Statements to Form 5500

As required by the FSP, the Plan’s fully benefit-responsive investment contracts are valued at fair value with an adjustment for contract value on the Statement of Net Assets Available for Benefits. (See Note 2(e), ‘‘Summary of Significant Accounting Policies — Investments Valuation and Income Recognition’’.) The following is a reconciliation of the Plan’s net assets reported in the Plan financial statements (which includes the investment contract reported at contract value) to the Plan’s net assets reported in the Plan’s Form 5500 (which includes the investment contract reported at fair value):

(dollars in thousands)	December 31, 2007	December 31, 2006
Net assets available for benefits per financial statements	$136,010	$134,687
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contract	(194)	(325)
Net assets available for benefits per Form 5500 Schedule of Assets (Held at the End of the Year)	$135,816	$134,362

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

The following is a reconciliation of the Plan’s increase in net assets available for benefits reported in the Plan financial statements for the year ended December 31, 2007 to the Plan’s increase in net assets available for benefits reported in the Plan’s Form 5500:

(dollars in thousands)	December 31, 2007
Increase in net assets available for benefits per financial statements	$1,323
Add: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contract	325
Less: Current year adjustment from contract value to fair value for fully benefit-responsive investment contract	(194)
Increase in net assets available for benefits per Form 5500	$1,454

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Market Value
*	Fidelity Management Trust	Fidelity Growth Company Fund, 294,968 shares	**	$24,476,429
*	Company	Fidelity Managed Income Portfolio II – Class 1, 25,839,213 shares	**	25,644,783
*		Fidelity Freedom Income Fund, 2,851 shares	**	32,639
*		Fidelity Freedom 2005 Fund, 56,817 shares	**	669,871
*		Fidelity Freedom 2010 Fund, 138,828 shares	**	2,057,425
*		Fidelity Freedom 2015 Fund, 623,399 shares	**	7,773,791
*		Fidelity Freedom 2020 Fund, 300,114 shares	**	4,744,806
*		Fidelity Freedom 2025 Fund, 195,748 shares	**	2,579,957
*		Fidelity Freedom 2030 Fund, 165,503 shares	**	2,734,102
*		Fidelity Freedom 2035 Fund, 110,417 shares	**	1,510,500
*		Fidelity Freedom 2040 Fund, 112,110 shares	**	1,090,829
*		Fidelity Freedom 2045 Fund, 2,164 shares	**	24,559
*		Fidelity Freedom 2050 Fund, 7,139 shares	**	81,602
*		Fidelity Retirement Money Market Fund	**	13
*		Spartan US Equity Index Fund – Investor Class, 48,024 shares	**	2,492,427
				75,913,733
	Artisan Funds, Inc.	Artisan Mid Cap Fund – Investor Class, 339,525 shares	**	10,504,908
	Morgan Stanley Institutional Funds, Inc.	MSIF, Inc. Emerging Markets Portfolio – Class A, 123,857 shares	**	4,213,613
	Dodge & Cox Funds	Dodge & Cox Stock Fund, 178,391 shares	**	24,664,314
	Evergreen Investment Services, Inc.	Evergreen Small Cap Value Fund – Institutional Class, 81,304 shares	**	1,550,464
	PIMCO Funds: Pacific Investment Management Series	PIMCO Total Return Fund – Institutional Class, 254,335 shares	**	2,718,841
		PIMCO High Yield Fund – Institutional Class, 178,602 shares	**	1,703,858
	American Funds Distributors	EuroPacific Growth Fund – Class R4, 212,799 shares	**	10,673,983
*	Revlon, Inc.	Revlon Common Stock Fund, 1,077,059 shares	**	1,271,433
	Loans to participants	Loans to participants at interest rates, ranging from 4% to 9%, with maturities through 2020	**	2,600,794
	Total Investments			$135,815,941

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Note: See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan:    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

By /s/ Helene S. Pliner
Helene S. Pliner Member of the Plan’s Administrative Committee
Dated: June 25, 2008

List of Exhibits on Form 11-K

Exhibits	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm